1350 I Street, NW Suite 1100 Washington, DC 20016 202.662.2700 phone 202.662.2739 fax andrewskurth.com
October 5, 2011
Via EDGAR and FedEx
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mid-Con Energy Partners, LP Registration Statement on Form S-1 Filed August 12, 2011 File No. 333-176265
Dear Mr. Schwall:
     Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Partnership,” “Mid-Con Energy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2011, with respect to Mid-Con Energy’s Registration Statement on Form S-1 initially filed with the Commission on August 12, 2011, File No. 333-176265 (the “Registration Statement”). Each response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

H. Roger Schwall
October 5, 2011

General
1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.
     Response:
     We have made parallel changes to all affected disclosure in the Registration Statement where comments on a section also relate to disclosure in another section. Also, our responses in this letter include page number references keying each response to the page of Amendment No. 1 where the responsive disclosure can be found.
2. Please update all disclosure to the latest practical date to include your most recent financial information, and fill in all blanks other than the information that Rule 430A permits you to omit. Use brackets to distinguish information that is subject to change prior to effectiveness.
     Response:
     We acknowledge the Staff’s comment and will update all disclosure to the latest practical date in future amendments to the Registration Statement and will provide in future amendments to the Registration Statement all information other than information that Rule 430A permits us to omit.
3. We will process your amendment without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.
     Response:
     We acknowledge the Staff’s comment and will include an estimated price range and related disclosure in a future amendment to the Registration Statement as soon as practicable in order that the Staff will have sufficient time to review the disclosure and for us to respond to any comments that may result from the Staff’s review.

H. Roger Schwall
October 5, 2011

4. Please advise us regarding the status of your application to list on the NASDAQ Global Market.
     Response:
     We filed our application to list on the NASDAQ Global Market on October 3, 2011.
5. Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a telephone call, from FINRA, stating that FINRA has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.
     Response:
     Prior to the effectiveness of the Registration Statement, we will arrange to have FINRA call the Staff or provide the Staff with a letter confirming that it has completed its review and has no additional concerns with respect to the proposed underwriting arrangements.
Cover Page
6. Please clarify on your prospectus cover page the percentage of the investment that will be available to the registrant after the deduction of the underwriting discount, the structuring fee payable to RBC Capital Markets, LLC, and the distribution to the Contributing Parties. See SEC Release No. 33-6900 (June 17, 1991) at Section III.B.3.a.
     Response:
     We have revised the prospectus cover page to clarify that after the payment of underwriting discounts, a structuring fee and estimated offering expenses and the uses of the net proceeds of the offering described in the section “Use of Proceeds,” which include distribution of the cash portion of the merger consideration to the Contributing Parties, none of the proceeds of the offering will be available for investment in the business of the Partnership.
Prospectus Summary, page 1
Our Hedging Strategy, page 3
7. Please briefly explain what you mean by “price floors” and clarify the extent to which these contracts are subject to collars, explaining that term.
     Response:
     We have revised the Registration Statement accordingly. Please see page 3.

H. Roger Schwall
October 5, 2011

Risk Factors, page 5
8. Please expand your disclosure under the heading, “Risks Inherent in an Investment in Us,” in the fourth bullet point, to disclose that the partnership agreement does not cap the amount of maintenance capital expenditures that your general partner may estimate.
     Response:
     Since the initial filing of the Registration Statement, we have determined to eliminate incentive distribution rights and subordinated units from the capital structure of the Partnership. As a result of these and other related changes, we have also eliminated the concept of estimated maintenance capital expenditures. We have eliminated from the Registration Statement all of the disclosure that discussed estimated maintenance capital expenditures, including risk factors.
Ownership and Organizational Structure of Mid-Con Energy Partners, LP, Page 9
9. Please revise the table to reflect the individuals who control Founders and Yorktown.
     Response:
     We have revised the Registration Statement to disclose the names of the Founders in the chart as requested. We have also revised the Registration Statement to include a cross reference to “Security Ownership of Certain Beneficial Owners and Management” which provides information with respect to the entities that control the Yorktown funds. Yorktown has advised us that no individual controls any of the top-level entities listed in such section. Please see page 8.
The Offering, page 12
10. We note your disclosure at page 54 that you do not have a legal obligation to pay distributions at your minimum quarterly distribution rate or at any other rate except as provided in your partnership agreement. We also note your disclosure that there is no guarantee that you will pay the minimum quarterly distribution or any amount on your units in any quarter. Please provide that information in this section.
     Response:
     We have revised the Registration Statement accordingly. Please see page 12.
11. Please clarify your summary of the subordination period at pages 14-15. Use bullet points or otherwise break up the long sentence spanning the two pages to make it understandable.

H. Roger Schwall
October 5, 2011

     Response:
     Since the initial filing of the Registration Statement, we have determined to eliminate incentive distribution rights and subordinated units from the capital structure of the Partnership. Accordingly, we have revised the Registration Statement to delete all references to subordinated units and the subordination period, including the sentence referenced in the Staff’s comment.
Risk Factors, page 23
12. Your Risk Factors section, which spans 33 pages, appears to contain disclosure that is either boilerplate or that describes risks that seem relatively remote. For instance, the risk factors at pages 31-32 regarding “the complex federal, tribal, state and local laws and regulations” to which you and your third-party transportation partners are subject apply generically. The risk factor at page 43 captioned, “Our unitholders may have liability to repay distributions,” seems remote for a publicly traded limited partnership. These examples are not exclusive. Please review your entire Risk Factors section and revise it to make it more concise or to make such examples more specific to your situation.
     Response:
     We have revised the “Risk Factors” section of the Registration Statement to make it more concise by removing 13 net risk factors (14 risk factors were deleted and one risk factor relating to material weaknesses in our internal accounting controls was included), including the risk factors on pages 31 and 32 of the initial Registration Statement regarding “the complex federal, tribal, state and locate laws and regulations” to which we and our third-party transportation partners are subject. We also deleted several risk factors under the subheading “Risks Interest in an Investment in Us” that are also addressed in the section “Conflicts of Interest and Fiduciary Duties” and replaced them with a cross-reference to such section. We have not deleted the risk factor on page 43 of the initial Registration Statement captioned “Our unitholders may have liability to repay distributions.” We acknowledge that this risk may be unlikely. However, we believe it is nevertheless beneficial to investors to inform them of this potential liability. To our knowledge, substantially all registration statements for other MLPs contain a similar risk factor. Please see “Risk Factors” beginning on page 22.
Our general partner may elect to cause us to issue common units to it..., page 40
Developing and producing oil is a costly and high-risk activity..., page 24
13. We note your disclosure beginning on page 135 regarding hydraulic fracturing. If material, please revise this risk factor regarding your operational risks to address specifically the operational and financial risks associated with hydraulic fracturing, such as the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.
     Response:
     We have revised the Registration Statement to include disclosure in the risk factor cited by the Staff regarding the material operational and financial risks associated with hydraulic fracturing. Please see page 24.
14. The above-captioned risk factor is difficult to understand. Please revise to explain the concept of the general partner’s reset right in simpler terms. In the second paragraph, please also clarify the antecedent of the phrase, “such conversion.”
     Response:
     Since the initial filing of the Registration Statement, we have determined to eliminate incentive distribution rights and subordinated units from the capital structure of the Partnership. Accordingly, we have revised the Registration Statement to delete all references to incentive distribution rights and related disclosure, including the risk factor referenced in the Staff’s comment.

H. Roger Schwall
October 5, 2011

Use of Proceeds, page 51
15. Please clarify the amount that will actually be invested in the business of the partnership, in terms of operational needs and capital expenditures. See SEC Release No. 33-6900 (June 17, 1991) at Section III.B.3.a.
     Response:
     We have revised the Registration Statement to clarify that after the uses of the net proceeds of the offering described in the section “Use of Proceeds,” no amount will be invested in the business of the Partnership. Please see the prospectus cover page and pages 11 and 46.
Our Cash Distribution Policy and Restrictions on Distributions, page 54
Estimated Adjusted EBITDA for the Year Ending December 31, 2012, page 62
Assumptions and Considerations, page 65
16. We note that you include a financial forecast for the year ending December 31, 2012 to support your belief that you will be able to generate sufficient cash for distribution to your unit holders and see that your forecast includes significant increases in your production on a Boe per day basis. We note that you are using your average net production for the month of June 2011 as the basis for your production forecast and attribute increases to ongoing drilling activities and response to your existing waterflood projects. Please address the following points:
•	Quantify your average net production for the months of July and August 2011 and explain any material changes between these figures and your production for June 2011; it should be clear how these figures support the level of increased production in your forecasts.

•	Describe how your historical drilling activity and waterflood projects have impacted your production in each of the last twelve months and explain how these historical results are correlated with the level of investment in the past and comparable to the increases you are projecting in your forecasts, given the level of capital expenditures in your forecast.
     Response:
As requested by the Staff, we have expanded the disclosure in our financial forecast to provide our average net production for the months of July and August 2011 and have also provided further disclosure as to why we expect our average net production to continue to increase to the production level included in our forecast. We have also expanded the disclosure in our financial forecast to clarify that the typical response time for waterflood projects ranges from six to eighteen months from initial development and that, as a result, our capital

H. Roger Schwall
October 5, 2011

expenditures do not ordinarily result in corresponding immediate increases in our production levels. As a result, we respectfully submit that the inclusion of this information on a monthly basis would not be helpful to investors. Please see page 60.
Sensitivity Analysis, page 70
17. Where you discuss the impact of potential production volume changes, please state whether you would be able to fund cash distributions to your unitholders at whatever annualized minimum distribution amount you establish under the scenario in which net production is 90% of your forecast. Similarly, where you discuss the impact of commodity price changes, please state whether you would be able to fund cash distributions to your unitholders at the annualized minimum distribution amount under the scenarios in which commodity prices are below your forecasted average sales prices.
     Response:
     We acknowledge the Staff’s comment. We have revised the Registration Statement to provide for tabular disclosure as to the minimum amount of estimated Adjusted EBITDA necessary to pay the full minimum quarterly distribution to our unitholders and whether there would be an excess or a shortfall under the scenarios in which our net production is 90% of the production level we have forecasted for the year ending December 31, 2012 and under in which commodity prices are below our forecasted prices for oil and natural gas. Please see page 66. When we determine the amount of our minimum quarterly distribution, we will include the requested disclosure in the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 94
Realized Prices on the Sale of Oil, page 95
18. You indicate that you market 89% of your production to Sunoco Logistics under renewable six-month marketing contracts. Summarize the material terms of those contracts and file the form of contract as an exhibit to the registration statement. With a view towards disclosure, tell us your pricing strategy in entering into derivative contracts for 50% to 80% of your production in light of the terms of the contracts with Sunoco Logistics for 89% of your production.
     Response:
     In response to the Staff’s comment, we have revised the Registration Statement to clarify that we have entered into two crude oil purchase agreements with Sunoco Logistics and that from time to time we enter into amendments to those agreements to add new leases or to modify the pricing terms and extend the term, generally for six months, and to include a summary of the material terms of those agreements. Please see page 75. In addition, we have filed a form of crude oil purchase agreement as an exhibit to Amendment No. 1.

H. Roger Schwall
October 5, 2011

     Further, as requested, we have revised the Registration Statement to provide additional disclosure regarding our pricing strategy for entering into derivative contracts for 50% to 80% of our production. Please see page 76.
Collars, page 109
19. You provide a cross-reference to “Liquidity and Capital Resources—Derivative Contracts” for a summary of your oil collars. However, we are unable to find any reference to collars in that section. Please advise or revise.
     Response:
     In response to the Staff’s comment, we have revised the table under “—Liquidity and Capital Resources—Derivative Contracts” to clarify that a “Put/Call” derivative (a combination of a put option we purchase and a call option we sell) and a “Collar” are synonymous. Please see page 87.
Business and Properties, page 114
Operations, page 133
20. We note your disclosure at page 133 that you engage independent contractors to provide all the equipment and personnel associated with drilling and maintaining the wells on your properties, as well as independent contractors to provide hydraulic fracturing services. Please describe all material terms of these contracts. Please also file the contracts as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.
     Response:
     In response to the Staff’s comment, we have revised the Registration Statement to clarify that we typically obtain well drilling and maintenance services, as well as hydraulic fracturing services, on a short-term basis. As a result, we typically enter into service orders on a job-by-job basis in lieu of contracts for the provision of services over a specified term. Please see page 113.
     We acknowledge the Staff’s comment to file as exhibits to the Registration Statement any contracts that we enter into with the independent contractors who provide drilling and other services to us. To the extent we enter into contracts for these services and not service orders, we respectfully submit that we are not required to file these contracts pursuant to Item 601(b)(10) of Regulation S-K because the contracts are such as ordinarily accompany our business and we are not substantially dependent on any of these contracts. Item 601(b)(10)(i) requires the filing of contracts not made in the ordinary course of business if they are “material” to the registrant. If any agreement is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” then such agreement need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). The only category that is relevant in this case is clause (B), which requires the filing of any contract “upon which

H. Roger Schwall
October 5, 2011

the registrant’s business is substantially dependent.” Therefore, in the case of an ordinary course agreement, even if such agreement is material to the registrant, such agreement need not be filed unless the registrant’s business is “substantially dependent” on such contract. Clause (B) includes language that illustrates the types of agreements that would be considered “substantially dependent.” Such examples include, “continuing contracts . . . to purchase the major part of registrant’s requirements of goods, services or raw materials” (emphasis added).
     The contracts that we enter into with the independent contractors who provide drilling and other services to us are of the type that ordinarily accompany the kind of business we conduct. In addition, we do not purchase a major part of our requirements for services pursuant to any of these contracts and, if we were to lose any of these independent contractors, we believe that we could promptly replace them. As a result, because our business is not substantially dependent on any of the contracts, we do not believe that they fall within the purview of Item 601(b)(10).

H. Roger Schwall
October 5, 2011

Management, page 143
21. Please refer to the following sentence at page 150: “Although we will bear an allocated portion of Mid-Con Energy Operating’s costs of providing compensation and benefits to Mid-Con Energy Operating employees who serve as the executive officers of our general partner and provide services to us, we will have no control over such costs and will not establish or direct the compensation policies or practices of Mid-Con Energy Operating.” To the extent that a material amount of the compensation to be paid to those employees at Mid-Con Energy Operating will be for services provided to the partnership, please confirm that in future Exchange Act filings of the partnership you will provide the same level of disclosure regarding the compensation of those individuals as if Mid-Con Energy Operating were itself the issuer.

H. Roger Schwall
October 5, 2011

     Response:
     We acknowledge the Staff’s comment and confirm that to the extent that a material amount of the compensation to be paid to employees of Mid-Con Energy Operating, Inc. will be for services provided to us, we will provide in future Exchange Act filings the same level of disclosure regarding the compensation of those individuals as if Mid-Con Energy Operating, Inc. were itself the issuer.
Financial Statements, page F-1
Mid-Con Energy I, LLC and Mid-Con Energy II, LLC
Note 11 — Supplemental Oil and Gas Disclosures, page F-44
22. Please disclose the reasons for the significant revisions in the quantities of your proved reserves during the period from July 1, 2009 (date of inception) through December 31, 2010 to comply with FASB ASC 932-235-50-5.
     Response:
     We have revised the Registration Statement as requested. Please see page F-47.
Mid-Con Energy Corporation
Note 11 — Supplemental Oil and Gas Disclosures, page F-60
23. Please disclose the reasons for the significant changes in the quantities of your proved reserves due to extensions, discoveries and other additions to comply with FASB ASC 932-235-50-5.
     Response:
     We have revised the Registration Statement as requested. Please see page F-66.
Appendix C and Exhibits 99.2
24. We note that your reserves have been audited by Cawley, Gillespie & Associates, Inc. However, these reports do not appear to comply with Item 1202(a)(8) of Regulation S-K in its entirety. We expect that you will need to discuss the following points with your third party engineering firm, and obtain and file new reports that comply with the aforementioned guidance. Please address the following items:
•	Include the assumptions, data, methods and procedures used and a statement that such assumptions, data, methods and procedures are appropriate for the purpose served by the report as required by Item 1202(a)(8)(iv).

•	Include a discussion of primary economic assumptions considered when preparing the reserve estimates as required by Item 1202(a)(8)(v).

H. Roger Schwall
October 5, 2011

•	Discuss the possible effects of regulation on the ability of the registrant to recover the estimated reserves as required by Item 1202(a)(8)(vi).

•	Include a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report as required by Item 1202(a)(8)(viii).
     Response:
     In response to the Staff’s comment, we have obtained and filed new reports from Cawley, Gillespie & Associates, Inc. that comply with Item 1202(a)(8) of Regulation S-K, including the subsections of Item 1202(a)(8) referenced in the Staff’s comment. Please see Appendix C and Exhibit 99.2.
Exhibits
25. You have omitted a number of exhibits that Item 601 of Regulation S-K requires you to file. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and all material contracts.
     Response:
     We acknowledge the Staff’s comment and will file all omitted exhibits required by Item 601 of Regulation S-K as soon as practicable.
Engineering Comments
Overview, page 1
Our Properties, page 2
26. We note your statement, “Additionally, based on production estimates from this reserve report, we believe that we have the ability to increase our average net production from our existing proved reserves to approximately 1,700 Boe per day during the next three years.” Please submit to us the petroleum engineering reports — in hard copy and digital format — you used as the basis for your June 30, 2011 proved reserve disclosures. The reports should include:
•	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

H. Roger Schwall
October 5, 2011

•	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

•	Individual income forecasts for the proved developed and proved undeveloped reserves for each water flood unit as well as a line item schedule (with description and source) for each unit’s estimated future development costs;

•	Individual producing rate versus time and oil cut versus cumulative production plots for each unit;

•	Additional engineering exhibits (e.g. narratives, maps, volumetric calculations, analogy property performance) for each of the Highlands, Ardmore West and Cleveland Units.
Please include prepaid return shipping packaging
and direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey
     Response:
     In response to the Staff’s comment, we will supplementally provide to the Staff the petroleum engineering reports (in hard copy and digital format) we used as the basis for our June 30, 2011 proved reserve disclosures, which such reports include the information specified in the Staff’s comment.
Pro Form Average Net Production in BOE/d, page 3
27. You state, “We achieved this [production] increase primarily through ongoing waterflood response from existing development activities and to a lesser extent, workovers and acquisitions.” Please amend your document to clarify/expand this plot so the production response to injection is discernible from that due to workovers and acquisitions.
     Response:
     As requested by the Staff, we have revised the Registration Statement to indicate the amount of the production increase attributable to waterflood response and the amount of the increase due to workovers and acquisitions. Please see page 3.

H. Roger Schwall
October 5, 2011

Summary Pro Forma and Historical Reserve and Operating Data, page 21
28. We note the increase (51%) in your disclosed proved developed reserves for the six-month period ended June 30, 2011. Please amend your document to describe the pertinent development activities you performed as well as the incurred costs.
     Response:
     As requested by the Staff, we have revised the Registration Statement to describe the pertinent development activities we performed as well as the incurred costs. Please see page 19.
29. Please expand the reserve table here to disclose the gas reserve volumes for the proved, proved developed and proved undeveloped categories.
     Response:
     As requested by the Staff, we have expanded the reserve table to disclose the oil and natural gas reserve volumes for the proved, proved developed and proved undeveloped categories. Please see page 20.
Business and Properties, page 114
30. We note your statement “As of June 30, 2011, approximately 91% of the properties associated with our estimated reserves, on a Boe basis, have been producing continuously since 1982 or earlier.” Please expand your presentation of proved reserves on page 123 to include the degree of depletion for each of these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production. Include a brief explanation of this item. Please denote those units for which you lack complete cumulative production figures as described under the heading, “Summary of Oil Properties and Projects,” beginning on page 124.
     Response:
     As requested by the Staff, we have expanded our presentation of proved reserves to include the degree of depletion for each of our properties and included a brief explanation of depletion. In addition, we have indicated our properties for which we lack complete cumulative production figures. We have also included an explanation as to why the depletion numbers may be subject to change and, as a result, may not accurately reflect the remaining quantity of oil that we expect to extract from a particular property or the value of that property. For example, in the table on page 103, we show the Highlands Unit as 36% depleted. However, prior to the formation of the Highlands Unit in 2008, the calculated depletion would have been 90%. This depletion figure was reduced significantly primarily as a result of forming the unit, production response to injection, booking of secondary reserves in conformity with SEC guidelines and a later upward revision in oil in place and, ultimately, proved secondary reserves due to infill drilling activities. If the Staff concurs with our explanation, we respectfully request that, in the next amendment filing, we be permitted to remove the depletion-related disclosure added in amendment No. 1. Please see page 103.
Summary of Oil Properties and Projects, page 124
31. You describe your ownership in the Highlands Unit with “We own 15 gross (7 net) producing and 16 gross injection (7 net) wells in this unit with an average working interest of 57%.” A net well is a gross well multiplied by the applicable working interest fraction. This does not appear to be the case in your description, i.e. 57% of 15 gross wells

H. Roger Schwall
October 5, 2011

is 8.55 net wells. Refer to Items 1208(c)(1)-(2) of Regulation S-K. We see similar issues in other unit descriptions. Please amend your document to clarify this discussion.
     Response:
     In response to the Staff’s comment, we have revised the Registration Statement to include net well calculations that are consistent with the definition of net well provided in Item 1208(c)(2) of Regulation S-K. Please see pages 104, 105 and 106.
Oil and Natural Gas Reserves and Production, page 127
Development of Proved Undeveloped Reserves, page 130
32. Please amend your document to disclose the development costs you incurred in the year ended 2010 to develop 333 MBO of your proved undeveloped reserves. Refer to Item 1203(c) of Regulation S-K.
     Response:
     As requested by the Staff, we have revised the Registration Statement to disclose the development costs we incurred for the year ended December 31, 2010 to develop 333 MBoe of our proved undeveloped reserves into proved developed reserves. Please see page 110.
Notes to Combined Financial Statements, page F-16
Standardized Measure of Discounted Future Net Cash Flow — (Unaudited), page F-46
33. We note your statement, “Prices used [to calculate the standardized measure] were $61.18 and $79.43 per Bbl of oil and $3.83 and $4.37 per Mcf of natural gas for December 31, 2009 and 2010, respectively.” These prices appear to be the unadjusted bench mark prices prior to the application of differentials for transportation, quality etc. Please amend your document to disclose also the average adjusted product prices you used for the standardized measure disclosure.
     Response:
     We have revised the Registration Statement to clarify that the prices used to calculate standardized measure as of December 31, 2010 and 2009 ($61.18 and $79.43 per Bbl of oil and $3.83 and $4.37 per Mcf of natural gas for December 31, 2009 and 2010, respectively) were adjusted by lease for quality, transportation fees, location differentials, marketing bonuses or deductions and other factors affecting the price received at the wellhead. Please see page F-47.
          Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at
(202) 662-3044 or bcooper@andrewskurth.com or Richard Carson at GableGotwals at (918) 595-4833 or rcarson@gablelaw.com.

H. Roger Schwall
October 5, 2011

Very truly yours,
/s/ William J. Cooper
William J. Cooper

cc:	Alexandra M. Ledbetter, Securities and Exchange Commission
Charles R. Olmstead, Mid-Con Energy Partners, LP
Richard M. Carson, GableGotwals
J. Michael Chambers, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP